Exhibit 99.1

ASX ANNOUNCEMENT

15 October 2013

Genetic Technologies announces temporary corporate restructure

Melbourne, Australia; 15 October 2013: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) wishes to inform the Market that Chief Executive Officer, Ms. Alison Mew, will be stepping aside from her day-to-day responsibilities for a period of three months, as from Tuesday, 15 October 2013.  She is taking this step for personal, health-related reasons.

During the period of her absence, Mr. Tom Howitt will assume the role of Acting CEO alongside his current duties as the Company’s CFO.  Tom has been with Genetic Technologies for more than nine years and has a wealth of experience to steer the Company through this period.  He will be assisted in this by the Chairman, Dr. Mal Brandon and external advisors in specific technical and commercial aspects of the healthcare business.

We are confident that this arrangement will ensure the Company will continue to meet the milestones and achieve success in building its molecular testing and diagnostics business.  We look forward to Alison’s return to the CEO role in early 2014.

FOR FURTHER INFORMATION PLEASE CONTACT

Tom Howitt	Laura Forman (USA)
Chief Executive Officer (Acting)	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 103
Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (Code: GTG) and NASDAQ (Ticker: GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences Inc., offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.

For more information, please visit http://www.gtglabs.com and http://www.phenogensciences.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040